UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                               Washington, D. C. 20549



                                FORM 10-SB - AMENDMENT NO 5

                  GENERAL FORM FOR REGISTRATION OF
                 SECURITIES OF SMALL BUSINESS ISSUERS
          Under Section 12(b) or (g) of The Securities Exchange Act of 1934


ENGENYOUS Technologies, Inc.
                                  (Name of Small Business Issuer in its charter)


       Delaware                            13-375-4705
(State or other jurisdiction of     (I. R. S. Employer incorporation or
organization            Identification No


400 S Dixie Highway Hallandale Beach              FL 33009
(Address of principal executive offices)         (Zip Code)


      Issuer's telephone number (954) 458-3311

 Securities to be registered pursuant to Section 12(b) of the Act.

 Title of each class                      Name of each exchange on
                                           which registered

    NONE                                   NONE


         Securities to be registered pursuant to Section 12(g) of the Act.

                   Common Stock   Class A




TABLE OF CONTENTS


PART 1
Item 1.  Description of Business
Item 2.  Management Discussion and Analysis or Plan of Operation
Item 3.  Description of Property
Item 4.  Security Ownership of Certain Beneficial Owners and
             Management
Item 5.  Directors and Executive Officers
Item 6.  Executive Compensation
Item 7.  Certain Relationship and Related Transactions
Item 8.  Description of Securities

PART 2
Item 1.  Market Price of and Dividends on the Registrant's Common
             Equity and Related Stockholder Matters
Item 2.  Legal Proceedings
Item 3.  Changes in and Disagreements with Accountants
Item 4.  Recent Sales of Unregistered Securities
Item 5.  Indemnification of directors and Officers

PART F/S
Item 1.   Financial Statements

PART 3
Item 1.  Index to Exhibits


PART 1
Item 1.  Description of business

ENGENYOUS Technologies, Inc. (the "Company") was incorporated under the laws of the State of Delaware on April 7, 1998. ETI develops and is marketing encryption software, encryption and decryption protocol for LANs, WANs and E-Commerce digital certificate to secure information and e-commerce transactions.

ETI is considered a development stage Company and our objective is to strengthen our position as a leading provider of online services to IT professionals worldwide. Our Internet-based services are focused on the highly fragmented and underserved security market in the e-commerce. We intend to establish this leadership position by implementing the following key strategies: establish leadership and expand our presence in targeted industries and continue to improve our Internet-based technology infrastructure.

We differentiate ourselves from our competition by having developed and provided a multilingual encryption logistic technology for protocol for LANs, WANs and e-commerce digital certificate to secure information and e-commerce transactions for business-to-business, UEL/2001 a sophisticated encryption product with cryptographic algorithms with keys and block sizes larger than 2480-6144 bits, which we believe is not currently available in a similar format on the Internet. The Company has two patents pending that will address the security issues pertaining to Internet Security, e-commerce and Accountability. These two products deriving from UEL/2001 are ElectraDoc (Cyber Document Delivery Evidence Tracking) soon available on the Company's web site ElectraDoc.com and AMEC (Accountability
Multihop e-Message Communication) that  also will appear soon.

Our first solution is to ensure total security with our document delivery system ElectraDoc, an Encoded Cyber Document Delivery Tracking
System, that uses new-patented technology for sending and receiving and tracking e-document with confirmation to how the document was received and traveled over the Internet. ElectraDoc provides total security with its new encryption that uses 2480-6144bits and 10 tiers to encrypt the files before they are sent. As a result, we believe that a significant opportunity exists for this product that offers individuals and businesses easy-to-use, cost-effective and reliable document delivery.

Our second solution is for conversion of websites, e-Conversions2.com
ETI's latest business-to-business multilingual web site for development, maintenance, and e-commerce solutions is well versed in developing and conversions, true distributed multi-user applications, web sites and conversion of large UNIX or NT based networks. We do not translate and adapt the software content, but rebuild, test and fix the localized product by converting it into any language of the world. e-Conversions2.com will enable a successful web conversion for e-commerce for the customer on an international scale. Our proprietary technology and broad range of knowledge in e-commerce; networking, software development, conversions of networks, websites and user interface design. We believe that the growth of the Internet e-commerce has created a significant market opportunity for our conversion services.

Our third solution eDocShop offers individuals free multilingual turnkey websites that carry quality merchandise and offer the Company's products. Members can also chose a free web site for fund raising of their choice and have access to free e-mail addresses. eDocShop.com has several different programs and creates new businesses, at present in eleven different languages; Japanese, Chinese, Taiwan Chinese, Korean, Spanish,
Portuguese, French, German, Italian, English and Russian and exists on search engines in each respective country. The Company's strategy for this site will be to focus on Asia, South-and North America and Europe and offer eDocShop members the opportunity to be in their own cyber business at no cost.



While E-Commerce and the Internet Technology has reached into a global market worldwide, it has been fragmented in keeping up with the demand of different types of new products and services. The E-Commerce and Internet will continue to lag behind because of capital required and lack of technical expertise needed to developed and introduce new products. According to IT Strategies, the worldwide output for E-Commerce and the Internet product and services will surpass $ 17 billion in revenue year 1998, an increase of thirty per cent over 1996. However, they foresee that year 2001 over $35 billion in annual revenue is possible on a worldwide output basic, such tremendous growth will be possible based on the current products and services and from new products and services for E-Commerce and the Internet that will come from innovated ideas and new technology. E-Commerce (the Internet) have tremendous synergy's and will replace a large portion of conventional marketing and sales of services and products.
ENGENYOUS Technologies, Inc. will continue to expand its products and services with new technology for E-Commerce and the Internet.


Products

The company has developed a high-integrity electronic document-mail delivery system ElectraDoc. ElectraDoc provides for the protection of any type of documents, files or information that can be sent using your network or the Internet. This includes: Online stock transactions, Legal and medical documents, Financial documents, School records, Company presentations and any other critical documents or information that require proof of delivery and tracking information of data/documents and evidence tracking, that is of the essence to the success of doing business world wide and online. ElectraDoc can be used directly from the Internet or download the service to your system.

ElectraDoc - 100% E-commerce Secure & Accountability for Multihop Messages Communication - ElectraDoc.com's patented technology offers 100% Secure, Accountability and Authentication of ANY document and information that is sent using ElectraDoc This technology is based on evidence creation mechanism with proof of transmittal with two patents pending:
    1. 60116311; proof of transmittal, proof of delivery and proof of reception, and
    2. 60116494; proof of delivery, proof of sale and proof of receipt with its evidence tracking stations.
The underlying principle is based on Civil Court's practice of the "Preponderance of Evidence" approach.


AMEC - Multihop e-Message Communication a high integrity electronic commerce system that can track, certify and provide evidence from transactions that are enacted over the Internet, particularly focusing on the transactions for the electronic commerce systems. The explosive growth of the Internet, a popularity of the business transactions over the web has led to a growing need for accountability in such electronic transactions.

UNIVERSAL ENCRYPTION LOCK/2001 TM.
ETI has developed the latest cryptographic algorithms for this encryption technology that will keep pace with the emerging of faster computers online, networks or on the Internet and provide TOTAL Security and Privacy from unauthorized people. This new Technology's encryption keys are variable, from 2480bits - 6144bits with 10 tiers. UEL/2001 technology is twelve times greater than the 512bit public key that uses two prime factors in its modules and if you know these two prime factors it is possible to calculate the private key. UEL/2001 has the capability to set up password to be used with encrypted/decrypted files or both and features unlimited combinations, random combinations and with never the same combination. UEL/2001 will protect your information in today's complex technical and business environments.

The following definition of an unbreakable code is offered as a mean of establishing a benchmark criterion for comparing the UEL Technology algorithm to other encryption schemes. A code is exactly unbreakable if its keys cannot be deciphered in a finite number of tries. This definition implies a non-finite or infinite number of tries. A statistically unbreakable code is one that does not yield its key in less than a large number of tries. This number is large enough to make the cost of trying unrewarding or even prohibitive. For starters the UEL/2001 code is an efficient easy to use means of private key encryption. This product has been developed in both English and Spanish and can be downloaded direct from Engenyous.com website.


The Company previous developed Foreign Language Products for the growing multiculturalism in our society. Skills in bilingualism are becoming essential assets for individuals, students and professionals in practically every community or institution or at any place of work or leisure. The Company produced its Universal Communication Series
(UCS); part of the series consists of our language products (English, Spanish) just for this purpose - learning and improving language skills interactive with the use of computers

Services

With the E-Commerce and the Internet phenomena encompassing the globe, there has been a drastic change from within the E-Commerce, Internet Industry and the way all businesses view products and services sold on the Internet. Now, more than ever, E-Commerce and the Internet will play a key role in the marketing scheme of any business. This type of products and services is exactly what ETI specializes in with its new family of products and services.

ETI provides customer support with all of its products with a 30-day warranty with each purchase. ETI provides service support for ElectraDoc members free of charge. ETI feels that customer support will build customer loyalty. This will increase our market share by standing by the quality of our products.

C. Service and Support Plans

The Company's products will be of an extremely technical nature.
Superior electronic support of such products will play a key role in the Company's reputation and acceptance in the market.
The Company intends to use technology and automated systems to lower support costs and reduce the time required to solve customer problems.

The company plan to setup companies as License Certified Electronic Registered D/M Agencies for its Electronic Certified and Electronic Registered Document/Mail System on the Internet. This new service has a patent pending and will compete with the US Postal Office's Electronic Certified and Registered Document and Mail system.

UNITED STATES PATENT & TRADEMARKS
The Company has two patent applications pending at the date of this memorandum.

1. Electronic Registered and Electronic Certified Document/Email
Delivery Evidence Tracking System for the Internet and Networks. The system is based on the Civil Court's practice of the "Preponderance of Evidence" approach (market under the name ElectraDoc TM)

2. Accountability Multihop e-Message Communication. The system is based on tracking, certifying and providing evidence for e-transactions that is enacted over the Internet, and particularly focusing on transactions for electronic commerce systems using part of the technology based on our "Preponderance of Evidence" approach (market under the name AMEC TM).

COMPETITION
Our marketing efforts will include hiring and training a public relations staff, which will be responsible for news releases targeted to major print media, we also intend to enter into strategic relationships with other key Internet companies as we believe such relationships may enable us to increase traffic and name awareness of our products. Greater recognition, in turn, may translate into a steadily building user base with great potential value. Current and potential customers are Multinational Companies, Institutions, Government Agencies and
Individual computer users of UEL/2001 encryption product for e-Commerce and the Internet and the ElectraDoc (Cyber Document Delivery Evidence Tracking), AMEC (Accountability Multihop e-Message Communication).
Our products and services will provide Companies and Individuals that use e-Commerce and the Internet TOTAL SECURITY with our new and unique technology.

The Company will rely on a combination of both direct and indirect channels to distribute its products and services. Its initial vertical market focus will include Bank/Finance/Insurance, Telecommunications and multinational manufacturing sectors since these sectors are amongst the highest growth and tend to be early adopters of new technology. These markets will be addressed through direct sales force composed of telemarketing, telesales, field sales and field systems communications engineers who will focus on large accounts

The Company's marketing will include advertising agencies, trade shows and convention promoters, computer retailers, municipalities, political organizations, as moreover, fortune 500 companies, giving them consistency in their brand name promotions. The company will implement a very serious and aggressive Marketing and Internet Marketing campaign, seeking alliances with other major Companies and Internet Providers, Service and Product companies with a strong Internet presence.

Market Analysis

The Internet is dramatically changing the way that business is conducted. Companies, their customers, suppliers, partners and distributors now have the means to more fully automate and extend the reach of their businesses.
As a result, Internet commerce is growing exponentially. Forrester Research estimates that revenue from Internet commerce will increase from $43 billion in 1998 to $1.3 trillion in 2003. This anticipated growth will have a profound effect on virtually every industry throughout the industrialized world. Not only have industry giants embraced Internet commerce by allocating large budgets to developing Internet commerce sales channels, but also thousands of pure Internet-based businesses have emerged in just a few years. Internet commerce is progressively eliminating traditional barriers to entry, eroding geographic boundaries, and increasing customer choice and power. Entirely new business models now pose competitive threats to traditional market leaders. These competitive pressures force businesses to continuously advance their Internet commerce capabilities. As a result, businesses require infrastructure solutions to build, grow, and extend their Internet commerce businesses.

This, in turn, leaves developer of products and services such as us, at an advantage. For the traditional delivery methods (overnight delivery with various courier services) businesses spend in excess over $320 billion annually. ElectraDoc is the first online company with multilingual patented document delivery and evidence tracking system that can be used in civil court as evidence. The evolution of the World Wide Web in the United
States shows that early movers capture a larger market share in the long run.

COMPETITION

The computer software business is intensively competitive. The company is aware of a number of competitors that will compete directly with ENGENYOUS technologies. Inc. Not one company has dominated the market for security software, but may have financial resources necessary to enable them to withstand price competition and downturn in the security and communications market. The company feels it has no direct competition for its NEW products ElectraDoc that soon will appear on the Internet and AMEC that are under development and its LEAD software product
UEL/2001 for securing information on Networks, e-Commerce, Digital Signature and Internet Communications. Its new products and services will place ETI ahead of the competition for e-Commerce and the Internet. There is no assurance the Company will be able to overcome competitive disadvantages it will face as a small company with limited capital.

Competitive Comparison
At present ENGENYOUS Technologies Inc. has within its possession a new patented technology for delivery of e-document with its electradoc.com and conversions of websites with e-conversion2.com into any language of the world that supersedes most competitors. It would be safe to assume that there are only a small number of companies that are identical to ETI given the company's mission as well as product line and new technology. ETI will continue with its leading edge technology by staying ahead of the competition in technology and quality of our products and services. The United Nations Development Program states that 80 percent of all Web sites are in English, which is spoken by less than 10 percent of the world's population. ETI has already converted its websites to several languages and continue to do so.


Government Regulation and Legal Uncertainties
The Company is subject, both directly and indirectly, to various laws and governmental regulations relating to its business. The
Company believes it is currently in compliance with such laws and that they do not have a material impact on its operations.




Item 2.  Management's Discussion and Analysis or Plan of Operation

The following discussion of our financial condition and results of operations should be read in conjunction with the selected financial data and the audited financial statements and related notes appearing elsewhere in this text.

The Company commenced operations in its Hallandale Beach location on January 1998. The Founder has been developing and marketing encryption software, encryption and decryption protocol for LANs, WANs and E-commerce digital certificate to secure information and e-commerce transactions. The Company has been marketing its languages courses Learn English, Learn Spanish and Aprenda Ingles on CD-Rom for computers parallel with the development of its encryption Software UEL/2001. We currently sell our Languages products through indirect and direct channels.

During 1999 the Company developed four web sites: Engenyous.com to serve as an identity site and sell its encryption and languages products, ElectraDoc.com to serve as e-commerce communication site for secure document delivery with evidence tracking, e-Conversions2.com as a business-to-business website that enables fully turnkey conversions of e-commerce websites into any language of the world and EDocShop as a commercial site with merchandise for sale and free turnkey web sites for eDocShop members to start their own business in the cyber space in eleven different languages.

In the  next  twelve  months,  the  Company   expect to generate revenues
from its current products and the sales and marketing of our Internet services: ElectraDoc - encoded document delivery with evidence tracking and from the e-conversion.com web site application - that enables multilingual global e-commerce websites. Because we will derive our revenues from subscription fees for ElectraDoc, we do not recognize the entire amount of subscription fees received in the quarter the subscription agreements are executed. Revenues from e-conversions will be based on the size of the websites and can therefore not be predictable. However, our goal is to aggressively market these two products. Our operating expenses, that we will recognize as they are incurred, will increase more rapidly than our revenues due to expanded selling and marketing efforts and investments in administrative infrastructure to support subscription sales that we will recognize as revenue in subsequent periods. We anticipate that this trend will continue and that our operating expenses, particularly selling and marketing and general administrative expenses, will grow at a faster rate than our revenues in the near term.


Item 3. Description of Property

The Company's principal executive office is located in Hallandale, Florida where the Company is leasing approximately 1,500 square feet of office space for $1500 per month. As of the date hereof, the Company has 6 full-time employees at this office.

The Company plans to move into larger quarter of approximately 5,000 sq. ft. The additional space is needed for the company's expanded growth.

Item 4.  Security Ownership of Certain Beneficial Owners and
Management

The following table sets forth certain information with respect to the beneficial ownership of the Company's common stock with respect to each director of the Company, each beneficial owner of more than 5 percent (5%) of said securities, and all directors and executive officers of the Company as a group.

Name and address of          Number of % of Shares
Common Stock Owner            Shares Held

Clyde Smyth (Note 1)           2.193.500    60.0
3401 N Country Club Dr
Aventura, FL 33180
Margareta Totems(Note 2)        610.300  16.5
3475 N Country Club Dr
Aventura, Fl 33180
Cynthia B Robinson (Note 3)     225.000     6.0
375 Van Dalindar
Teaneck, NJ 07666

Total Officer and Director
As a group                    3.028.800     82.5
Other Shareholders as a group        649.700     17.5

Total shares               3.678.500 100.0

(Note 1)
Mr. Smyth, the founder provided the technology for English, Spanish and Encryption Products and for the Electradoc Document Delivery
Product. Mr. Smyth has served as the Company's CEO since inception and has not been paid any salary during this period.

Mr Smyth received 1.193.500 shares of Commons stock for the Services above at Value of $37.775 and bought 1.000.000 shares of Common Stock for $ 50.000 in cash at the inception.


(Note 2)
Ms M Totems has served as the Company's CFO and Secretary since inception and has not been paid any salary during this period.

Ms Totems has received 500.000 shares of common stock for the Services at a Value of $ 5.000. Ms Totems bought 61.500 shares of common stock for $ 61.500 in cash in 1998 and another 48.800 shares for $4.800 in cash in 1999.


(Note 3)
Ms Robinson designed the packaging for our English and Spanish product. Ms Robinson received 225.000 shares of common stock at Value of $22.500 for the services.

Shares of Common Stock for Services Rendered

Shares below were issued for services rendered or to settle debt of ETI and are valued at the value of the services received or debt retired. Exemptions from Registration Relied Upon. ETI issued shares under Rule 506 of Regulation D that are subject to restrictions.


Mr. Larry Berk served as an Investment adviser and received


05/01/98  5.000 shares of common stock at a value of $3.000

Ms Rosetta Brownlee proofread the Spanish User Manuals and received
05/01/98  25.000 shares of Common Stock at a value of $7.500

Mr Bill Ellison of Interspace provided service for screening employees and received
05/01/98  1.500 shares of Common Stock at a value of $525

Mr. Ted Robinson helped  with our Business and Marketing
Strategies and received
05/01/98  5.000 shares ofCommon Stock at a value of $1.500

Mr. Jesse Seymore of Seymore Systems provided programming services for our Learn to speak English and Learn to speak
Spanish Software. Mr Seymore received
05/01/98 50.000 shares of Common Stock at a value of $25.000

Mr. Corey Smyth provided writing the text for our UEL/2001 encryption User manual.Mr Smyth received
05/01/98  73.200 shares of Common Stock at avalue of $25.000

Ms. Cecilia Hunter proofread the text on the packaging for our English, Spanish product boxes and the English User manual.
Ms Hunter received
05/01/98 5.000 shares of Common Stock at a value of $1.500

Ms Melba Outler wrote the User Manual for English and Spanish
Encryption products. Ms Outler received
05/01/98  75.000 shares Common Stock at a value of $ 35.000.

Ms Rosa Porter provided corrections to the User Encryption manuals. Ms Porter received
05/01/98  15.000 shares of Common Stock at a avalue of $1.500

Ms. Valerie Reaves provided Word processing and proofreading for our Electradoc Patent Specification, System Specification and
Web Site Specification for filing with US Patent Office.
Ms Reaves received
05/01/98 15.000 shares of Common Stock at a value of $1.000.

For all the above shares of common stock each certificate issued for unregistered securities contained a legend stating that the securities have not been registered under the Act and setting forth the restrictions on the transferability and the sale of the securities. No underwriter participated in, nor did the Company pay any commissions or fees to any underwriter in connection with any of these transactions. None of the transactions involved a public offering.


Item 5.  Directors and Executive Officers, Promoters and control Persons

    The following table sets forth the directors, executive officers and other significant employees of the Company, their ages, and all offices and positions with the Company. Each director is elected for a period of one year and thereafter serves until his successor is duly elected by the stockholders and qualifies. Officers and other employees serve at the will of the Board of Directors.


Name of Director   Age
Clyde Smyth.  50*
Margareta Totems   60*
Cynthia Robinson   52
Larry Walker  45*

* Serve as Office/Directors Since inception 9/15/98
Positions
Clyde Smyth, CEO & Chairman President & Director
Larry Walker, Secretary/Treasurer & Director
Margareta, Totems, Vice President/Director

*These individuals will serve as the officers and directors of the Company. A brief description of their positions, proposed duties, background and business experience follows:


Clyde Smyth
Clyde Smyth received his bachelors degree in Electronic Engineering from Columbia University. Mr. Smyth began his career in the computer field over thirty years ago where he became expert for the designing, developing and managing mission critical software that ran on different computer platforms. Mr. Smyth management experiences extend also over thirty years of diversified business and management experience where he held management positions for some of the top company in THE world. Such company as Hitachi Ltd. , Barclay Bank, Essex International Division United Technologies, William's Companies, Wards and Blue Cross and Blue Shield of Illinois.

Margareta Totems
Ms Margareta Totems received her bachelors degree in Sweden in Accounting and in Mathematics. She has held different management's positions in finance businesses; Banque de L_Union Europeenne, Paris France and Systems Programming Ltd., London UK and Institut for International Research, Stockholm Sweden. Before leaving IIR, Ms
Totems was the Company Accountant for the Stockholm Office and the controller for the Scandinavian Operation of the Company, while in this position Ms Totems gained valuable new venture experience.

Ms Cynthia B Robinson received her bachelor's degree in Mathematics from Fish University. Ms Robinson began her career with IBM. Ms Robinson's management experience extends 30 years in various diversified business and management positions with IBM. She received various award from IBM in the performance of her duties. Ms Robinson will be responsible for the marketing and sales of the company's products and services.

Larry Walker
Mr. Walker has over twenty years of successful business experience that includes Management, Sales, Market Planning, Project management and application Programming in companies such as SBC and Pan America
Inc. Mr. Walker organized, implemented, managed a Marketing and Marketing Support program that achieving 125% of company business objectives resulted in over $12 million in revenue.


Item 6.  Executive compensation
The company has not paid any compensation to its executive officers and directors to date. The Company anticipates that A 10-year employment agreement, for $125.000 per year for the CEO, and Five year employment agreement, for $100.000 per year for the CFO, will be in effect from January 2000, annual salary, plus benefits, plus performance bonuses to be set by the board of directors. The Company has no key man life insurances with respect to management, but plans to implement these in due course. The Chairman, CEO and CFO have not taken a salary since inception. The Secretary will only devote part time to the Company but will be paid $1,000 per month for the services as corporate secretary. There is no assurance regarding the time that these arrangements may continue, nor any assurance that the services of the officers will continue to be available to the Company for any specified time, other than outlined above. The terms of any future employment and compensation will be determined at such time in the future that such arrangements are entered into.

Item 7.  Certain Relationships and Related Transactions

The Company has not entered into any transactions during the last two fiscal years with any director, executive officer, director nominee, 5% or more shareholder, nor has the Company entered into transactions with any member of the immediate families of the foregoing persons.

Item 8.  Description of Securities

The Company's authorized capital stock consists of 20.000.000 shares of Common Stock and 1.000.000 of Preferred Stock. As of March 31, 2000 the Company had 3.678.500 shares of Common Stock outstanding and no shares of Preferred Stock issued or outstanding. As of the same date, there were no options, warrants, stock appreciation rights, or other rights similar in nature outstanding which obligate the company to issue any additional Common Stock. The company does, however, reserve the right to issue additional shares of its capital stock from time to time, as well as stock options, warrants and similar rights when and as authorized by the Company's board of directors.

The following statements do not purport to be complete and are qualified in their entirety by reference to the detailed provisions of the Company's Articles of Incorporation and Bylaws, copies of which will be furnished to an investor upon written request therefore. See "Additional Information."



Common Stock

The holders of common stock are entitled to one vote per share on all matters submitted to a vote of the shareholder of the Company. In addition, such holders are entitled to equal dividends and distributions, per share, with respect to the common stock when, as and if declared by the Board of Directors from funds legally available therefore. See "Dividend Policy". No holder of any shares of common stock has a pre-emotive right to subscribe for any securities of the neither Company nor are any common shares subject to redemption or convertible into other securities of the Company.
In the event of the dissolution, liquidation, or winding up of the Company, and after payment of creditors and preferred stockholders, if any, the assets will be divided pro-rata on a share-for-share basis among the holders of the shares of common stock. Each share of common stock is entitled to one vote with respect to the election of any director or any other matter upon which shareholders are required or permitted to vote. Holders of the Company's common stock do not have cumulative voting rights, so that the holders of more than 50% of the combined shares voting for the election of directors may elect all the directors, if they choose to do so and, in that event, the holders of the remaining shares will not be able to elect any members to the Board of Directors. All outstanding shares of Common
Stock are, and when issued, the shares of Common Stock offered hereby, fully paid, validly issued and non-assessable.

Preferred Stock

The board of directors has the authority, without further vote or action or action by the shareholders, to issue up to 1,000,000 shares of Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series. The issuance of preferred Stock could adversely affect the voting poser of holders of Common Stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. The company has no present plans to issue any Preferred Stock.



                   PART 2

Item 1.  Market Price of and Dividends on the Registrant's Common
Equity and Related Stockholder Matters.

There is no public trading market for the company's Common Stock.
The company intends to apply to have the Common Stock traded on the OTC Bulletin Board. No assurance can be given that such application will be approved and, if approved, that an active trading market for the Common Stock will be established or maintained.

There are no outstanding options or warrants to purchase, or securities convertible into, shares of Common Stock.

The Company is not, and has not proposed to, publicly offer any shares of Common Stock.

Item 2. Legal Proceedings

    As of the date hereof, the Company is not a party to any material pending legal proceeding and is not aware of any threatened legal proceeding.

Item 3.  Changes in and Disagreements with Accountants
NONE

Item 4.  Recent Sales of Unregistered Securities

ETI sold certain shares of stock for cash. ETI sold shares in 1998 and 1999 at various prices, ranging from $0.05 to $6.00. The sale and issuance of the shares of stock were exempt from registration under the Securities Act of 1933, as amended, by virtue of either section 3(b) or 4(2) and, in certain cases, Regulation D promulgated thereunder. Purchasers in transactions exempt under Section 4(2) and Rule 506 purchased shares from ETI for investment and not with a view to distribution to the public. ETI sold shares under Rule 506 of Regulation D that are subject to restrictions.

Each certificate issued for unregistered securities contained a legend stating that the securities have not been registered under the Act and setting forth the restrictions on the transferability and the sale of the securities. No underwriter participated in, nor did the Company pay any commissions or fees to any underwriter in connection with any of these transactions. None of the transactions involved a public offering.

The Company believes that the investors below had knowledge and experience in financial and business matters which allowed them to evaluate the merits and risk of the receipt of these securities of the Company, and that they were knowledgeable about the Company's operations and financial condition.

Date     Relationship    Common      Name             Paid
    To Company      Stock                   $
                   # shares

05/01/98 None       5.000    Alexandra Das         2.500.00
05/01/98 None       2.000    Eric Palmer             240.00
05/30/98 None         900    Charlie Smith           360.00
05/01/98 Officer of ETI  61.500   Margareta Totems     61.500.00
05/01/98 None       10.000   Joe Sander              500.00
05/01/98 None        5.000   James Terrell           250.00
05/01/98 None       20.000   Pearl Terrell         1.000.00
05/01/98 None       30.000   W Alexander           2.550.00
05/01/98 None          300   Charlie Smith           150.00
05/01/98 None        5.000   Shirley Benjamin        250.00
05/01/98 None        5.000   Daniel Fields           150.00
05/01/98 None       10.000   Fannie Fields           500.00
05/01/98 None        5.000   Bertice Hazelhurt       250.00
05/01/98 None        5.000   Dawn Palmer             250.00
05/01/98 None       25.000   Larry Reaves          2.500.00
05/01/98 None        5.000   Louise Williams         250.00
05/01/98 None       15.000   Beatrice Wise           750,00
05/01/98 None        5.000   Ralph Wise              250.00
04/14/99 None      100.000  264646 Alberta Ltd     9.950.00


Item 5.  Indemnification of Directors and Officers

The Company's By-Laws states that no compensation shall be paid to directors, as such, for their services, but by resolution of the board a fixed sum and expenses for actual attendance at each regular or special meeting of the board my be authorized. Nothing herein contained shall be construed to preclude any director from serving the corporation in any other capacity and receiving compensation therefore.
PART F/S

The following financial statements of Engenyous Technologies Inc are included in this Part F/S.

The audited financial statements include the accounts of the Registrant and include all adjustments (consisting of normal recurring items) which are, in the opinion of management, necessary to present fairly the financial position as of July 31, 1999.

1.  Independent Auditors Report
2.   Balance Sheet at July 31, 1999 (audited)
3.   Statement of Income and Retained Earnings July 31,
         1999(audited)
4.  Cash flow Statement at July 31, 1999 (audited)
5.  Notes to Financial Statements
6.  Revised Balance Sheet at July 31, 1999 (unaudited)
7.          Revised Statement of Income and Retained Earnings July 31,
         1999 (unaudited).
8.  Balance Sheet at July 31, 1998 (unaudited)
9.          Statement of Income and Retained Earnings July 31,
    1998 (unaudited)
10. Notes to unaudited financial statements


                 PART F/S

INDEPENDENT AUDITOR'S REPORT

The Board of Directors and Shareholders
ENGENYOUS Technologies Inc,
Hallandale Beach, Florida


We have audited the balance sheet of ENGENYOUS Technologies
Inc as of July 31, 1999, and the related statements of operations, shareholders' equity and cash flows for the year ended July 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards required that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion. In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ENGENYOUS Technologies Inc as of July 31, 1999, and the results of operations and its cash flows for the year ended July 31, 1999, in conformity with generally accepted accounting principles

/S/
Pat Rogers
Certified Public Accountant
Hollywood, Florida
September 25, 1999




ENGENYOUS Technologies, Inc.
 Balance Sheet (Audited)
                   July 31 1999

ASSETS
Current Assets
Cash                        4.275
Trade Receivable           37.005
Inventory (Note 2)   110.650
                     ------------
TOTAL Current Assets      151.975

Property & Equipment (Net)
(Note 2)              77.546

Research & Development
(Note 2)             301.809
                   ------------

TOTAL Assets      $   531.330
                      =========

               Liabilities & Stockholders' Equity
              --------------------------------------------

Current Liabilities
Trade Acct. Payable          36.267
Current Potion L/T Debt
(Note 3)                41.750

 ------------
TOTAL Current Liabilities         78.017


Long Term Liabilities
(Note 4)                        0
TOTAL Long Term Liabilities       0
Stockholders' Equity
Common Stock $.001 par value        5.000
Authorized - 20.000.000 Shares
Issued and Outstanding -
3.433.500 Shares
Share Premium            236.350
Additional paid in Capital      64.600
Retained Earnings              147.363
                        ----------
Total Stockholders" Equity  $  362.428
                         -----------
Total Liabilities & Stockholders'
Equity                      $  531.330
                          ===========

See accompanying notes to financial statements.



ENGENYOUS Technologies Inc
Statement of Income & Retained Earnings (Audited)
Supplementary Information (Audited) Schedule
 For twelve months ended July 31, 1999

              (Audited)
07/31/1999
Revenue
Sales              $  402.500

* TOTAL       $  402.500
              ===========

Cost of Sales
Purchase      $  199.640
* TOTAL       $  199.640
              ===========
*NET SALES         $  202.860
              ===========
Selling Expenses
Advertising            23.095
 Advertising Printing 39.683

Travel & Entertainment19.700

* TOTAL       $   82.478
                 ===========

General Expenses
Accounting                   7.500
Payroll            7.000
Depreciation       4.602
Legal Fee                 8.750
Offices            4.275
Bank                     3.072
Postage             5.585
Telephone                6.346
Rent                    12.406
Electric             605
Misc                     3.763

*TOTAL           $ 63.904
                    ===========

*TOTAL EXPENSES       $146.382

*NET                  $ 56.478

See  accompanying notes to financial statements.


ENGENYOUS Technologies Inc
Statement of Cash Flows (Audited)
 As of  July 31 1999

                   For 12 months
                   ended 07/31/1999

Cash Flows from operating         56.478
activities:  Net profit (loss)

Adjustments to Reconcile Net Loss
to Net Cash Used in Operating

Activities:
Changes in Assets and Liabilities       0
Increase/(Decrease) in
Accounts Payable and Accrued
Expenses                      36.267

Additional Paid in Capital
Contributed by  Shareholders       64.600

Total Adjustments                 121.078

Net Cash Used in
Operating Activities              146.382

Cash Flows from financing
Activities:
Increase in Loan Payable                0

Net Cash Provided by
Financing Activities                    0

Net Change in Cash            52.203
Cash at Beginning of Period         4.275
Cash at End of Period              56.478

Supplemental Disclosure of
Cash Flow Information

Cash Paid During the period for
Interest Expense                    3.072

Corporate Tax                      0



NOTES TO FINANCIAL STATEMENTS

Note  1 Business Overview

ENGENYOUS technologies Inc ("The Company") develops and markets encryption software and language software. At the inception of the Company the technology related to the encryption software and language software was developed by the Company's founder, Clyde Smyth. Other individuals services was prepaid with shares of common stock for the value of their services. The Company markets its products to Distributors, Resellers, Government Agencies, Individual Users and on the Internet. The Company has developed a new technology for the delivery of encoded electronic documents with evidence tracking over the Internet and has two patents pending for this technology. The Company also, has become a provider of e-commerce web sites. The sites create new business in cyberspace in eleven languages. The Company is structured as a "C" corporation, incorporated in Delaware in April 1998.

Note 2  Summary of Significant Accounting Policies

The accompanying financial information as of July 31, 1999 which are, in the opinion of management, fairly present such information in accordance with generally accepted accounting principles.

Property and Equipment

Property and Equipment are stated at cost. Depreciation on the property and equipment is computed using the straight-line method over seven years.

Research and Development

Research and development will be amortized over seven years in accordance with generally accepted accounting principles for the cost of R/D for UEL/2001 Encryption Product that is currently being marketed.

Product Inventory

Product Inventory is stated at actual cost and has not assigned any sales cost in accordance to the generally accounting principles.

(Note 3)Line of Credit

The Company has a revolving line of credit with Regent Bank that provides maximum borrowing of $40,000 with interest payable at prime plus 1% (10,25% at July 31,1999). The line is renewable on an annual basis and guaranteed by the primary stockholder. The company has borrowed against the line of credit.

Note 4 Long Term Liabilities
The Company has no long term liabilities

Note 5  Employee Compensation
$ 90.885 is for services rendered by the Company's officer for development of electradoc technology during the period of August 1997 to April 1998 and will be recorded as additional paid in capital when the shares of common stock has been issued.








ENGENYOUS Technologies, Inc.
Revised  Balance Sheet (UnAudited)

                   July 31 1999

ASSETS
Current Assets
Cash                        4.275
Trade Receivable           37.005
Inventory (Note 2)   110.650
                     ------------
TOTAL Current Assets      151.975

Property & Equipment (Net)
(Note 2)              77.546

Research & Development
(Note 2)             301.809
                   ------------

TOTAL Assets      $   531.330
                     =========

               Liabilities & Stockholders' Equity
              --------------------------------------------

Current Liabilities
Trade Acct. Payable          36.267
Current Potion L/T Debt
(Note 3)                41.750
Employee Services (Note 5)   90.885
rendered
 ------------
TOTAL Current Liabilities    168.902


Long Term Liabilities
(Note 4)                       0
TOTAL Long Term Liabilities       0
Stockholders' Equity
Common Stock $.001 par value   5.000
Authorized - 20.000.000 Shares
Issued and Outstanding -
3.433.500 Shares
Share Premium           236.350
Additional paid in Capital    64.600
Retained Earnings             56.478
                        ----------
Total Stockholders" Equity$  362.428
                        ----------
Total Liabilities & Stockholders'
Equity                     $  531.330
                     ===========


See accompanying notes to financial statements.
ENGENYOUS Technologies, Inc.
Statement of Income & Retained Earnings (UnAudited)
Supplementary Information (UnAudited) Schedule


              07/31/1999
Revenue
Sales              $  402.500

* TOTAL       $  402.500
              ===========

Cost of Sales
Purchase      $  199.640

* TOTAL       $  199.640
              ===========
*NET SALES         $  202.860
              ===========
Selling Expenses
Advertising            23.095

Advertising Printing  39.683

Travel & Entertainment19.700

* TOTAL       $   82.478
                ===========

General Expenses
Accounting         $     7.500
Payroll            7.000
Depreciation       4.602
Legal Fee                8.750
Offices            4.275
Bank                    3.072
Postage            5.585
Telephone               6.346
Rent                   12.406
Electric            605
Misc                    3.763
Corporate Tax               0
*TOTAL          $ 63.904
                  ==========

*TOTAL EXPENSES      $146.382

*NET                $  56.478

See  accompanying notes to financial statements.



NOTES TO FINANCIAL STATEMENTS

Note  1 Business Overview

ENGENYOUS technologies Inc ("The Company") develops and markets encryption software and language software. At the inception of the Company the technology related to the encryption software and language software was developed by the Company's founder, Clyde Smyth. Other individuals services was prepaid with shares of common stock for the value of their services. The Company markets its products to Distributors, Resellers, Government Agencies, Individual Users and on the Internet. The Company has developed a new technology for the delivery of encoded electronic documents with evidence tracking over the Internet and has two patents pending for this technology. The Company also, has become a provider of e-commerce web sites. The sites create new business in cyberspace in eleven languages. The Company is structured as a "C" corporation, incorporated in Delaware in April 1998.

Note 2  Summary of Significant Accounting Policies

The accompanying financial information as of July 31, 1999 which are, in the opinion of management, fairly present such information in accordance with generally accepted accounting principles.

Property and Equipment

Property and Equipment are stated at cost. Depreciation on the property and equipment is computed using the straight-line method over seven years.

Research and Development

Research and development will be amortized over seven years in accordance with generally accepted accounting principles for the cost of R/D for UEL/2001 Encryption Product that is currently being marketed.The total amount amortized is $ 301.809.
The increase of $ 100.642 in 1999 was for electronic workbooks and electronic manuals for the language products and Spanish user manual for UEL/2001 Encryption product the Spanish version.

Product Inventory

Product Inventory is stated at actual cost and has not assigned any sales cost in accordance to the generally accounting principles.

(Note 3)Line of Credit

The Company has a revolving line of credit with Regent Bank that provides maximum borrowing of $40,000 with interest payable at prime plus 1% (10,25% at July 31,1999). The line is renewable on an annual basis and guaranteed by the primary stockholder. The company has borrowed against the line of credit.

Note 4 Long Term Liabilities
The Company has no long term liabilities

Note 5  Employee Compensation
$ 90.885 is for services rendered by the Company's officer for development of electradoc technology during the period of August 1997 to April 1998 and will be recorded as additional paid in capital when the shares of common stock has been issued for the services.

Note 6 Tax provision.
Income Taxes - The Company uses the asset and liability method as identified in SFAS 109, Accounting for Income Taxes. The Company has not calculated the tax on the current fiscal year. We have a carry forward of $201.167 from 1998.






ENGENYOUS Technologies, Inc.  Balance Sheet
(UnAudited)
                   01/ 01/98 -07/31/98

ASSETS
Current Assets
Cash                         6.280
Trade Receivable                 0
Inventory (Note 2)     95.290
                     ------------
TOTAL Current Assets       101.570

Property & Equipment (Net)
(Note 2)               77.546


TOTAL Assets       $   179.116
                        =========

               Liabilities & Stockholders' Equity
              --------------------------------------------

Current Liabilities
Trade Acct. Payable          48.048
Employee services rendered
(Note 3)                90.885
 ------------
TOTAL Current Liabilities    138.933


Long Term Liabilities

TOTAL Long Term Liabilities       0

Stockholders' Equity
Common Stock $.001 par value        5.000
Authorized - 20.000.000 Shares
Issued and Outstanding -
3.433.500 Shares
Share Premium            236.350

Retained Earnings(Note 4)    (201.167)
                          ----------
Total Stockholders" Equity  $   40.183
                          -----------
Total Liabilities & Stockholders'
Equity                      $  179.116
                        ===========

See accompanying notes to financial statements.





ENGENYOUS Technologies Inc
Statement of Income & Retained Earnings (UnAudited)
Supplementary Information (UnAudited) Schedule
 For Six months ended July 31, 1998




07/31/1998
Revenue

* TOTAL       $      0
              ===========


* TOTAL       $       0
              ===========
*NET SALES         $       0
              ===========
Selling Expenses
Advertising                0
 Advertising Printing     0

Travel & Entertainment    0

* TOTAL       $       0
                 ===========

R & D                 201.167
*TOTAL         $201.167
                 ===========

*TOTAL EXPENSES     $201.167

*NET (Loss)        $(201.167)

See  accompanying notes to financial statements.





NOTES TO FINANCIAL STATEMENTS

Note  1 Business Overview

ENGENYOUS technologies Inc ("The Company") develops and markets encryption software and language software. At the inception of the Company the technology related to the encryption software and language software was developed by the Company's founder, Clyde Smyth. Other individuals services was prepaid with shares of common stock for the value of their services. The Company markets its products to Distributors, Resellers, Government Agencies, Individual Users and on the Internet. The Company has developed a new technology for the delivery of encoded electronic documents with evidence tracking over the Internet and has two patents pending for this technology. The Company also, has become a provider of e-commerce web sites. The sites create new business in cyberspace in eleven languages. The Company is structured as a "C" corporation, incorporated in Delaware in April 1998.

Note 2  Summary of Significant Accounting Policies

The accompanying financial information as of July 31, 1998 which are, in the opinion of management, fairly present such information in accordance with generally accepted accounting principles.

Property and Equipment
Property and Equipment are stated at cost. Depreciation on the property and equipment is computed using the straight-line method over seven years.


Product Inventory
Product Inventory is stated at actual cost and has not assigned any sales cost in accordance to the generally accounting principles.


Note 3  Employee Compensation
$ 90.885 is for services rendered by the Company's officer for development of electradoc technology during the period of August 1997 to April 1998 and will be recorded as additional paid in capital when the shares of common stock has been issued for the services.

Note 4 Retained Earnings
R and D has been an operation expenditure.








ENGENYOUS Technologies Inc
Statement of Cash Flows (UnAudited)
 As of  July 31 1998

                   For 6 months
                   ended 07/31/1998

Cash Flows from operating
activities:  Net profit (loss)    (201.167)

Adjustments to Reconcile Net Loss
to Net Cash Used in Operating

Activities:
Changes in Assets and Liabilities
Increase/(Decrease) in
Accounts Payable and Accrued        48.048
Expenses

Additional Paid in Capital
Contributed by  Shareholders             0

Total Adjustments                 (201.167)

Net Cash Used in
Operating Activities

Cash Flows from financing
Activities:
Increase in Loan Payable                0

Net Cash Provided by
Financing Activities                    0

Net Change in Cash           (194.887)
Cash at Beginning of Period          6.280
Cash at End of Period             (201.167)

Supplemental Disclosure of
Cash Flow Information
$ 201.167 is expenses for our Research and Development of Encryption Technology and
Language Technology. These products will be available inthe market in 1999.

Cash Paid During the period for        0
Interest Expense

Corporate Tax                      0





PART 3

Item 1.  Index to Exhibits


Exhibit Number     Description of Exhibit

3.1           Certificate of Incorporation

3.2           Registrant's By-Laws

3.3.               Employment Agreements

27.1               Financial Data Schedule



SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange
Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  / S /
                                         Clyde Smyth
                                         (Registrant)
 Date: May 10, 2000